UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

FREYR Battery, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

35834F104

(CUSIP Number)

Todd J. Kantor

Encompass Capital Advisors LLC

200 Park Avenue, 16th Floor

New York, New York 10166

(646) 351-8450

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35834F104

1	NAME OF REPORTING PERSON

Encompass Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,818,733 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

13,818,733 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,818,733 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8% (1)
14	TYPE OF REPORTING PERSON

OO, IA

(1)	Includes (a) 13,463,268 shares of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), and (b) 355,465 warrants, which are exercisable into shares of Common Stock.
2

CUSIP No. 35834F104

1	NAME OF REPORTING PERSON

Encompass Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,599,716 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

9,599,716 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,599,716 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (1)
14	TYPE OF REPORTING PERSON

OO

(1)	Includes (a) 9,247,785 shares of Common Stock and (b) 351,931 warrants, which are exercisable into shares of Common Stock.
3

CUSIP No. 35834F104

1	NAME OF REPORTING PERSON

Todd J. Kantor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,818,733 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

13,818,733 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,818,733 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8% (1)
14	TYPE OF REPORTING PERSON

IN, HC

(1)	Includes (a) 13,463,268 shares of Common Stock and (b) 355,465 warrants, which are exercisable into shares of Common Stock. Mr. Kantor is the managing member of each of Encompass Capital Advisors LLC and Encompass Capital Partners LLC. Mr. Kantor disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein.
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CUSIP No. 35834F104

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On November 6, 2024, the Issuer entered into a transaction agreement (the “Transaction Agreement”) with Trina Solar (Schweiz) AG, an entity organized under the laws of Switzerland (the “Seller”) for the acquisition of all legal and beneficial ownership in the shares of capital stock of Trina Solar US Holding Inc., a Delaware corporation, which owns, directly or indirectly, all legal and beneficial ownership in the shares of capital stock of, or other ownership, membership or equity interest in (a) Trina Solar US Manufacturing Holding Inc., a Delaware corporation (“TUMH”), (b) Trina Solar US Manufacturing Module Associated Entity 1, LLC, a Texas limited liability company (“TUMA”), (c) Trina Solar US Manufacturing Module 1, LLC, a Texas limited liability company (“TUM 1”), and (d) Trina Solar US Manufacturing Cell 1, LLC, an Oklahoma limited liability company (“TUM 2”, and together with TUMH, TUMA and TUM 1, the “Acquired Companies”) (and such acquisition, the “Purchase”).

The Transaction Agreement further contemplates the entry at Closing (as defined in the Transaction Agreement) of the Purchase into certain other agreements, including: (a) certain agreements with respect to the development, operation and services of the solar cell and solar module manufacturing facilities pursuant to the Solar Cell Term Sheet and Solar Module Term Sheets included as Schedules A-7 and A-8 to the Transaction Agreement), to be entered into with Trina Solar Co., Ltd., a company incorporated in China (“Trina Parent”) or certain other subsidiaries and affiliates of Trina Parent (the “Related Agreements”), (b) a Note Instrument, (c) a Convertible Note Instrument, (d) a Cooperation Agreement and (e) a Registration Rights Agreement (the Purchase, together with (a) through (e) collectively, the “Transaction”).

On November 6, 2024, in connection with the Issuer’s efforts to finance in part the construction, commissioning and ramp-up related to the solar cell manufacturing facility to be developed by TUM 2 including general corporate purposes related to the assets to be acquired by the Issuer pursuant to the Transaction, the Issuer and certain funds and accounts managed by ECA entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which such funds purchased non-voting Convertible Series A Preferred Stock of the Issuer (the “Preferred Shares”) in exchange for $100.0 million, to be funded across two tranches of $50.0 million each, upon closing of the Transaction and thereafter upon the Issuer’s sole discretion upon proceeding to a final investment decision on TUM 2. The Preferred Shares have a term of three (3) years from the closing date of the first tranche and a conversion price of $2.50 per Preferred Share or such other price as is used in the conversion of the Preferred Share. The Issuer will redeem the Preferred Shares at maturity at par value plus any accrued and unpaid interest. The Preferred Shares will rank senior to the Shares but junior to all debt obligations of the Issuer and will have a liquidation preference equal to $10.00 per Preferred Share plus accrued but unpaid dividends. The Issuer also agreed to provide certain registration rights with respect to the Preferred Shares and the Shares underlying the Preferred Shares. The Preferred Shares carry a 6% per annum cash interest, accruing on the funding of the first tranche and payable in arrears (i) on the dividend date 18 months after the first tranche funding and (ii) every six months after such dividend payment date. Other customary representations and warranties, closing conditions and terms were included in the Purchase Agreement.

On November 6, 2024, in connection with the Transaction Agreement the Issuer and ECA entered into a voting and support agreement (the “Voting Agreement”) pursuant to which ECA agreed to vote the Shares it beneficially owns in favor of the Second Conversion (as defined in the Transaction Agreement) at the Issuer’s meeting of stockholders to approve such Second Conversion.

5

CUSIP No. 35834F104

The foregoing descriptions of the Purchase Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the Voting Agreement, which are included as Exhibit 99.1 and Exhibit 99.2, respectively, hereto and are incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

99.1 Purchase Agreement by and between the Issuer and certain funds and accounts managed by ECA, dated as of November 6, 2024 (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 6, 2024).

99.2 Voting Agreement by and between the Issuer and ECA, dated as of November 6, 2024 (incorporated herein by reference to Exhibit 10.8 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 6, 2024).

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CUSIP No. 35834F104

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

ENCOMPASS CAPITAL ADVISORS LLC

By:	/s/ Todd J. Kantor
	Name:	Todd J. Kantor
	Title:	Managing Member

ENCOMPASS CAPITAL PARTNERS LLC

By:	/s/ Todd J. Kantor
	Name:	Todd J. Kantor
	Title:	Managing Member

/s/ Todd J. Kantor
TODD J. KANTOR

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